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                             April 26, 2023

       Barry Anderson
       Chief Executive Officer
       Data Knights Acquisition Corp.
       Unit G6, Frome Business Park, Manor Road
       Frome
       United Kingdom, BA11 4FN

                                                        Re: Data Knights
Acquisition Corp.
                                                            Amendment No. 5 to
Registration Statement on Form S-4
                                                            Filed April 11,
2023
                                                            File No. 333-266274

       Dear Barry Anderson:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 17, 2023 letter.

       Amendment No. 5 to Registration Statement on Form S-4

       OneMedNet Revenue Projections, page 117

   1. We note that the projections the Board relied upon in conducting their valuation analysis assumed OneMedNet's
revenue for 2022 would be $3.8 million, yet you disclose that
                                                        OneMedNet's actual
revenue for 2022 was $1.53 million. Given the disparity in actual and projected revenue,
please tell us whether management expects the results for future periods to differ
materially from the projections, and describe what consideration the
                                                        Board gave to obtaining
updated projections or a lack of reliance upon the projections.
                                                        Further, please amend
your disclosure in this section to discuss whether the 2022 actual results have altered
the Board's consideration and decision to recommend the business
 Barry Anderson
Data Knights Acquisition Corp.
April 26, 2023
Page 2
      combination and explain why the board is still recommending the transaction if results materially differ from these projections.
Executive Compensation of OneMedNet
Outstanding Equity Awards, page 198

2. We note your revised disclosure in response to comment 5 and reissue our comment in part. Please include the disclosure required by Item 402(p). Refer to
Item 18(a)(7)(ii) of
      Form S-4.
General

3. We note your revised disclosure in response to comment 7 and reissue our comment in part. Please revise the disclosure throughout so the following is clear to investors:

             The anticipated timing of the SEPA Financing and the name of the counterparty. In this regard, we note your disclosure states it may occur "in the very near future."
           Clarify whether you expect this to occur prior to the effectiveness of this registration statement and/or the closing of the business combination;
             Whether you would issue shares at a discount in the SEPA Financing, and, if so, include a risk factor indicating that shares issued at a discount could result in negative pressure on your stock price following the Business Combination;
             The total potential dilutive impact of the SEPA at each of the redemption levels detailed in your sensitivity analysis. In this regard, it appears you have only presented the potential dilution as of a date immediately after the business combination, yet you disclose elsewhere that you have received a term sheet for a
           SEPA Financing for up to $50 million;
             Revise the Background of the Business Combination section beginning on page 106 to include a discussion of negotiations relating to the SEPA Financing, including background on when and why you decided to pursue this additional financing arrangement and the status of such arrangements; and
             Revise the risk factor on page 70 to present the ownership of the post-combination company without including the PIPE financing and consistent with the presentation elsewhere in the filing.

       Please contact Taylor Beech at 202-551-4515 or Erin Jaskot at 202-551-3442 with any questions.



                                                              Sincerely,
FirstName LastNameBarry Anderson
                                                              Division of
Corporation Finance
Comapany NameData Knights Acquisition Corp.
                                                              Office of Trade &
Services
April 26, 2023 Page 2
cc:       Larry Shackelford, Esq.
FirstName LastName